Form U-13-60

                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 1997 and Ending December 31, 1997

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


 Date of Incorporation April 21, 1949 If not Incorporated, Date of Organization


 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


          Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

      Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                           Vice President,        241 Ralph McGill Blvd., NE
         W. Dean Hudson    Comptroller and        Atlanta, Georgia  30308-3374
             (Name)        Chief Financial        (Address)
                           Officer
                              (Title)

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                                   (Continued)


     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

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


2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number

         COMPARATIVE BALANCE SHEET                                             Schedule I               4-5

            SERVICE COMPANY PROPERTY                                           Schedule II              6-7

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                                   Schedule III             8

            INVESTMENTS                                                        Schedule IV              9

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                                       Schedule V               10

            FUEL STOCK EXPENSES UNDISTRIBUTED                                  Schedule VI              11

            STORES EXPENSE UNDISTRIBUTED                                       Schedule VII             12

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                                          Schedule VIII            13

            MISCELLANEOUS DEFERRED DEBITS                                      Schedule IX              14

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                                    Schedule X               15

            PROPRIETARY CAPITAL                                                Schedule XI              16

            LONG-TERM DEBT                                                     Schedule XII             17

            CURRENT AND ACCRUED LIABILITIES                                    Schedule XIII            18

            NOTES TO FINANCIAL STATEMENTS                                      Schedule XIV             19

         COMPARATIVE INCOME STATEMENT                                          Schedule XV              20

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                                        Account 457              21

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                                       Account 458              22

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                                      Schedule XVI             23


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


                                                                                                          3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS (Continued)



                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number


            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                                Schedule XVII            24-25

            DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920              26

            OUTSIDE SERVICES EMPLOYED                                          Account 923              27

            EMPLOYEE PENSIONS AND BENEFITS                                     Account 926              28

            GENERAL ADVERTISING EXPENSES                                       Account 930.1            29

            MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2            30

            RENTS                                                              Account 931              31

            TAXES OTHER THAN INCOME TAXES                                      Account 408              32

            DONATIONS                                                          Account 426.1            33

            OTHER DEDUCTIONS                                                   Account 426.5            34

            NOTES TO STATEMENT OF INCOME                                       Schedule XVIII           35

            FINANCIAL DATA SCHEDULE                                            Schedule XIX             36

            ORGANIZATION CHART                                                                          37

            METHODS OF ALLOCATION                                                                       38

            ANNUAL STATEMENT OF COMPENSATION FOR USE

               OF CAPITAL BILLED                                                                        39

4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

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



ACCOUNT                       ASSETS AND OTHER DEBITS                                   AS OF DECEMBER 31
                                                                                        CURRENT      PRIOR
           SERVICE COMPANY PROPERTY


    101        Service company property (Schedule II)                                  209,657         234,904
    107        Construction work in progress (Schedule II)                              23,106          22,118
                                                                                       -------         -------
                  Total Property                                                       232,763         257,022
                                                                                       -------         -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                              135,276         132,535
                                                                                       -------         -------
                      Net Service Company Property                                      97,487         124,487
                                                                                       -------         -------

           INVESTMENTS

    123        Investments in associate companies (Schedule IV)                            -               -
    124        Other investments (Schedule IV)                                           2,877           3,925
                                                                                       -------         -------
                  Total Investments                                                      2,877           3,925
                                                                                       -------         -------

           CURRENT AND ACCRUED ASSETS

    131        Cash                                                                        -               -
    134        Special deposits                                                            -               -
    135        Working funds                                                                 5               5
    136        Temporary cash investments (Schedule IV)                                    -             4,602
    141        Notes receivable                                                            -               -
    143        Accounts receivable                                                      41,749          38,918
    146        Accounts receivable from associate
                  companies (Schedule V)                                               155,207          91,208
    152        Fuel stock expenses undistributed (Schedule VI)                             -               -
    154        Materials and supplies                                                    2,116           2,951
    163        Stores expense undistributed (Schedule VII)                                 -               -
    165        Prepayments                                                               4,228           1,937
    174        Miscellaneous current and accrued assets
                  (Schedule VIII)                                                          -                65
                                                                                       -------         -------
                      Total Current and Accrued Assets                                 203,305         139,686
                                                                                       -------         -------

           DEFERRED DEBITS

    181        Unamortized debt expense                                                    -               -
    184        Clearing accounts                                                           135             108
    186        Miscellaneous deferred debits (Schedule IX)                               5,642           6,743
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                                -               -
    190        Accumulated deferred income taxes                                           -               -
                                                                                       -------         -------
                      Total Deferred Debits                                              5,777           6,851
                                                                                       -------         -------

                      TOTAL ASSETS AND OTHER DEBITS                                    309,446         274,949
                                                                                       =======         =======

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



                                                                                                             5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                            AS OF DECEMBER 31
                                                                                     CURRENT      PRIOR

           PROPRIETARY CAPITAL

    201        Common stock issued (Schedule XI)                                      725             725
    211        Miscellaneous paid-in-capital (Schedule XI)                            150             150
    215        Appropriated retained earnings (Schedule XI)                           -               -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                       -               -
                                                                                  -------         -------
                      Total Proprietary Capital                                       875             875
                                                                                  -------         -------

           LONG-TERM DEBT

    223        Advances from associate companies (Schedule XII)                       -               -
    224        Other long-term debt (Schedule XII)                                 36,021          47,658
    225        Unamortized premium on long-term debt                                  -               -
    226        Unamortized discount on long-term debt-debit                           -               -
                                                                                  -------         -------
                      Total Long-Term Debt                                         36,021          47,658
                                                                                  -------         -------

           CURRENT AND ACCRUED LIABILITIES

    231        Notes payable                                                        2,300          15,792
    232        Accounts payable                                                    45,478          29,262
    233        Notes payable to associated companies
                  (Schedule XIII)                                                   6,400             -
    234        Accounts payable to associate companies
                  (Schedule XIII)                                                  43,384          33,592
    236        Taxes accrued                                                        5,275             799
    237        Interest accrued                                                         3              62
    238        Dividends declared                                                     -               -
    241        Tax collections payable                                             12,903             605
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                      81,360          67,731
                                                                                  -------         -------
                      Total Current and Accrued Liabilities                       197,103         147,843
                                                                                  -------         -------

           DEFERRED CREDITS

    253        Other deferred credits                                              75,447          78,573
    255        Accumulated deferred investment tax credits                            -               -
                                                                                  -------         -------
                      Total Deferred Credits                                       75,447          78,573
                                                                                  -------         -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                          -               -
                                                                                  -------         -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                                   309,446         274,949
                                                                                  =======         =======

6

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE II

                            SERVICE COMPANY PROPERTY

                                 BALANCE AT                                                       BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/      CLOSE OF
      DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES         YEAR


SERVICE COMPANY PROPERTY

Account

301     ORGANIZATION                         -               -                -              -                -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -                -              -                -
304     LAND & LAND RIGHTS                   -               -                -              -                -
305     STRUCTURES AND
        IMPROVEMENTS                      50,781             -                -           (8,616)          42,165
306     LEASEHOLD
        IMPROVEMENTS                      23,239           2,614             (161)       (18,616)           7,076
307     EQUIPMENT 2/                      80,918           6,380           (2,975)          (782)          83,541
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  35,841           1,640          (10,859)         1,537           28,159
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                         783              31              (11)           -                803
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              28,823             -               (968)           -             27,855
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    14,519           5,775             (133)          (103)          20,058
                 -  -                    -------         -------         --------       --------          -------

          SUB-TOTAL                      234,904          16,440          (15,107)       (26,580)         209,657
                                         -------         -------         --------       --------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                    22,118             988             -              -              23,106
                    -                    -------         -------         --------        -------          -------

          TOTAL                          257,022          17,428          (15,107)       (26,580)         232,763
                                         =======         =======         ========        =======          =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

305-1, In December 1997, Southern Company Services, Inc. recognized an asset impairment loss on office building resulting in a capital lease basis adjustment.

306-1, In December 1997, Southern Company Services, Inc. recognized an asset impairment loss on office building resulting in a capital lease basis adjustment.

( ) Denotes red figure.


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



                                                                                                                7
                              SCHEDULE II-CONTINUED

                             (Thousands of Dollars)


2/      SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE COMPANY SHALL PROVIDE A LISTING
        BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                 BALANCE AT
                                                                                                   CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION                                    ADDITIONS                  YEAR

307/02          Research & Laboratory Equip.                                  1,147                   3,080
307/03          Word Processing/Office
                  Automation Equip.                                              91                   4,974
307/04          Personal Computer Equip.                                      2,868                  33,083
307/05          Computer Equipment                                            1,305                  24,496
307/11          Telephone Systems                                               878                   8,290
307/12          Telecommunications Equip.                                        91                   9,618
308/01          Furniture & Fixtures                                          1,307                  16,780
308/09          Data Handling Equipment
                  & Miscellaneous                                               333                  11,379
309/08          Autos, Trucks & Trailers                                         31                     803
310/07          Aircraft                                                        -                    27,855
311/10          Software                                                      5,775                  18,362
311/13          Coal Pilot Scale Combustion
                  Facility                                                      -                     1,671
311/14          Boats                                                                                    25
                                                                             ------                 -------

                              TOTAL                                          13,826                 160,416
                                                                             ======                 =======


3/              DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        1.   Purchased computer software and software licenses.

        2.   Pulverized coal pilot scale combustion facility.

        3.   Boats, motors, & trailers

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        A. An energy management system for the Southern Electric System to be located at Birmingham, Alabama.



8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
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


                                                      ADDITIONS                         OTHER
                                     BALANCE AT        CHARGED                         CHARGES      BALANCE AT
                                     BEGINNING           TO                               ADD        CLOSE OF
      DESCRIPTION                     OF YEAR         ACCT #403       RETIREMENTS     (DEDUCT)1/      YEAR

Account

301     ORGANIZATION                         -               -               -              -               -

303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -               -              -               -

304     LAND & LAND RIGHTS                   -               -               -              -               -

305     STRUCTURES AND
        IMPROVEMENTS                      22,818           1,967             -            1,345          26,130

306     LEASEHOLD
        IMPROVEMENTS                       8,582           1,509            (130)        (7,071)          2,890

307     EQUIPMENT                         61,541           7,211          (5,132)           (22)         63,598

308     OFFICE FURNITURE
        AND FIXTURES                      19,875           2,621          (1,701)          (136)         20,659

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                            624              77             (11)             8           698

310     AIRCRAFT AND
        AIRPORT EQUIPMENT                 10,050           1,062            (706)           -          10,406

311     OTHER SERVICE
        COMPANY PROPERTY                   9,045           2,007            (122)           (35)       10,895
                                         -------          ------          ------         ------      --------


        TOTAL                            132,535          16,454          (7,802)        (5,911)      135,276
                                         =======          ======          ======         =======      =======

1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

305-1, In December 1997, Southern Company Services, Inc. recognized an asset impairment loss on office building resulting in a capital lease basis adjustment.

306-1, In December 1997, Southern Company Services, Inc. recognized an asset impairment loss on office building resulting in a capital lease basis adjustment.

( ) Denotes red figure.





                                                                              9
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE IV

                                   INVESTMENTS


INSTRUCTIONS:      Complete the following schedule concerning investments.

                   Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                   Under Account 136, "Temporary Cash Investments", list
                   each investment separately.
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


                                                                        BALANCE AT                   BALANCE AT
                                                                        BEGINNING                     CLOSE OF
        DESCRIPTION                                                      OF YEAR                       YEAR


ACCOUNT 123 - INVESTMENT IN ASSOCIATE
    COMPANIES                                                                   -                         -




ACCOUNT 124 - OTHER INVESTMENTS

    Employee Merchandise Loans                                                    9                           7
    Employee Energy Loans                                                     2,520                       2,079
    Energy Insurance Mutual LTD - Reserve                                        11                         -
    ACE Limited - Reserve                                                        69                          69
    Employee Computer Loans                                                   1,038                         722
    Notes Receivable                                                             86                         -
    Miscellaneous                                                               192                         -



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                      4,602                         -
                                                                             ------                      ------

        TOTAL                                                                 8,527                       2,877
                                                                             ======                      ======


10

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE V

                         ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.



                                                                            BALANCE AT               BALANCE AT
                                                                            BEGINNING                  CLOSE OF
        DESCRIPTION                                                          OF YEAR                    YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                                      1,039                       2,430
    Alabama Power Company                                                    23,947                      37,117
    Georgia Power Company                                                    36,390                      64,480
    Gulf Power Company                                                        5,547                      10,976
    Mississippi Power Company                                                 5,594                      11,235
    Savannah Electric and Power Company                                       5,992                       6,812
    Southern Communications Services, Inc.                                    1,500                       2,998
    Southern Development & Investment Group, Inc.                               662                       2,747
    Southern Electric Generating Company                                        401                         617
    Southern Electric Railroad                                                   99                         694
    Southern Energy, Inc.                                                     1,356                       1,649
    Southern Information Holding Company                                          1                           2
    Southern Nuclear Operating Company                                        8,656                      13,253
    Southern Telecom Holding Company                                             23                         197
    Trustee for SCS Pension                                                       1                         -
                                                                             ------                     -------

        TOTAL                                                                91,208                     155,207
                                                                             ======                     =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                                        TOTAL
                                                                                                        PAYMENTS

    The Southern Company                                                                                    838
    Alabama Power Company                                                                               231,662
    Georgia Power Company                                                                               364,487
    Gulf Power Company                                                                                   60,172
    Mississippi Power Company                                                                            77,852
    Savannah Electric and Power Company                                                                  60,980
    Southern Communications Services, Inc.                                                                4,839
    Southern Development & Investment Group, Inc.                                                         3,778
    Southern Electric Generating Company                                                                    204
    Southern Electric Railroad                                                                              -
    Southern Energy, Inc.                                                                                 6,012
    Southern Nuclear Operating Company                                                                   97,706
                                                                                                         ------



The major portion of the above expenses consists of the Integrated System Power
Pool transactions, transactions relating to the System Pension Plan, transactions relating to the Employee Savings Plan, transactions relating to 3rd party payroll payments, and transactions relating to the Employee Stock
Ownership Plan.

        TOTAL PAYMENTS                                                                                    908,530
                                                                                                          =======






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




                                                                                                               11

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE VI

                        FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:       Report the amount of labor and expenses incurred with
                    respect to fuel stock expenses during the year and
                    indicate amount attributable to each associate company.
                    Under the section headed "Summary" listed below give an
                    overall report of the fuel functions performed by the
                    service company.

        DESCRIPTION                                                  LABOR           EXPENSES           TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                                      4,252              3,067            7,319

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                                  (1)                (1)              (2)
    Alabama Power Company                                             (1,279)              (883)          (2,162)
    Georgia Power Company                                             (1,750)            (1,195)          (2,945)
    Gulf Power Company                                                  (357)              (239)            (596)
    Mississippi Power Company                                           (428)              (274)            (702)
    Savannah Electric and Power Company                                 (120)               (83)            (203)
    Southern Development & Investment Group                               (4)                (2)              (6)
    Southern Electric Generating Company                                 (65)               (57)            (122)
    Southern Electric Railroad                                           -                  (10)             (10)
    Southern Energy, Inc.                                               (247)              (323)            (570)
    Southern Nuclear Operating Company                                    (1)               -                 (1)
                                                                      ------             ------           ------

        Subtotal                                                      (4,252)            (3,067)          (7,319)
                                                                      ------             ------           ------

    Nonassociated Companies                                              -                  -                -


        TOTAL                                                              0                  0               0
                                                                      ======             =======          ======

( ) Denotes red figure.

SUMMARY: Fuel services performed by the service company consists of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.

12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED




INSTRUCTIONS:    Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                           LABOR     EXPENSES     TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                                                                            13
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:    Provide detail of items in this account. Items less than
                 $10,000 may be grouped, showing the number of items in each group.

                                                   BALANCE AT    BALANCE AT
                                                   BEGINNING       CLOSE OF
        DESCRIPTION                                 OF YEAR        YEAR


ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS - INTEREST RECEIVABLE -
        TEMPORARY CASH INVESTMENTS                        65              -

14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE IX

                          MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each class.

                                                  BALANCE AT        BALANCE AT
                                                  BEGINNING          CLOSE OF
        DESCRIPTION                                OF YEAR            YEAR


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deposit for Georgia Sales and Use Tax                   26               26

    Wilsonville Clean-up                                   141              156

    Executive Stock Option Taxes                             5              -

    Retire Capital Items                                    20              280

    Unamortized Leasehold - Bldg. 66                     2,752            2,449

    Unamortized Leasehold - Bldg. 64                       -              1,599

    Unamortized Leasehold - Inverness                      -                460

    Sundry Delayed Clearance                             2,774              672

    Power Marketing Trading Floor                        1,025              -
                                                        ------           ------


    Total                                                6,743            5,642
                                                        ======           ======

                                                                             15
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:    Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

        DESCRIPTION                                                      AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                              35,039

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Yates CT-121 Project                                               262
        Hammond Wall Fired Project                                        (272)
        Crist SCR Project                                                   (1)

    Other Government Projects:
        Hot Gas Cleanup Project                                        (23,185)
        Westinghouse AP600 Design Certification                            (29)
        Generic NOx Control Intelligent System                             (12)
        Westinghouse 1st of Kind Engineering (FOAKE)                    (1,861)
        Liquefaction                                                    (1,462)

EPRI Projects:
    GNOCIS Demonstration                                                  (263)
    RE&A EPRI Contracts                                                   (421)
    Advanced End-Use Technologies                                          (70)
    Engineering EPRI Projects                                             (332)
    EPRI Bulk Trans. System Reliability                                    (88)

Associate Companies:
    End-Use Research Projects                                           (1,669)
    Pwr Delivery Research-Transmission Substations                        (237)
    Pwr Delivery Research-Distribution                                    (111)
    Air Quality Studies                                                   (118)
    Combustion & Fuel Effects                                             (880)
    Research Administration                                               (472)
    Flue Gas Treatment                                                    (412)
    Power Delivery Research                                                (51)
    Advanced End-Use Technology Research                                (1,136)
    Particulate Control Studies                                           (463)
    Advanced Energy Systems                                             (1,279)
    Thermal & Fluid Sciences                                              (403)
    R&D Tech Econ Assessments                                              (74)
                                                                      --------
TOTAL AMOUNT BILLED/INCURRED                                           (35,039)
                                                                      --------
TOTAL                                                                        0
                                                                      ========

( ) Denotes red figure.

16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL



                                           NUMBER OF           PAR OR STATED          OUTSTANDING
ACCOUNT                                     SHARES               VALUE                  CLOSE
NUMBER   CLASS OF STOCK                    AUTHORIZED           PER SHARE              OF PERIOD


201              COMMON STOCK                                                         NO. OF SHARES
                  ISSUED                      17,000               50.00              14,500

                                                                                      TOTAL AMOUNT
                                                                                      725

INSTRUCTIONS:     Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

DESCRIPTION                   AMOUNT

ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                                          150

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                                         -

TOTAL                                                                              150

INSTRUCTIONS:       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of
                    capital owed or net loss remaining from servicing
                    nonassociates per the General Instructions of the Uniform
                    System of Accounts. For dividends paid during the year in
                    cash or otherwise, provide rate percentage, amount of
                    dividend, date declared and date paid.


                                             BALANCE AT       NET INCOME                        BALANCE AT
                                             BEGINNING            OR            DIVIDENDS         CLOSE
DESCRIPTION                                   OF YEAR           (LOSS)            PAID           OF YEAR

ACCOUNT 216
   UNAPPROPRIATED RETAINED
   EARNINGS                                        -              -                  -                  -

TOTAL                                              -              -                  -                  -





                                                                                                                               17
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately  for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                               TERMS OF OBLIG    DATE                                 BALANCE AT                         BALANCE AT
                               CLASS & SERIES     OF      INTEREST      AMOUNT        BEGINNING                 1/         CLOSE
NAME OF CREDITOR               OF OBLIGATION   MATURITY    RATE        AUTHORIZED     OF YEAR    ADDITIONS   DEDUCTIONS    OF YEAR



ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

              NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
              NOT APPLICABLE

OTHER LONG-TERM DEBT:
  CAPITAL LEASE OBLIGATION
Beacon Properties                              02/01/2011    9.25        7,225          5,484          -        224          5,260
Beacon Properties                              02/01/2006   13.00       41,551         42,174          -     11,413         30,761
                                                                        ------         ------    ---------   ------         ------
    Subtotal                                                            48,776         47,658          -     11,637         36,021
                                                                        ------         ------    ---------   ------         ------

TOTAL                                                                   48,776         47,658          -     11,637         36,021
                                                                        ======         ======    =========   ======         ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:    Beacon Properties  - Deductions of $1,010,848.46 tnsferred to current maturities. Also includes an asset impairment write down of $10,626,167.97.




18
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                           BALANCE AT            BALANCE AT
                                                           BEGINNING              CLOSE OF
        DESCRIPTION                                         OF YEAR                YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                             -                   6,400
                                                                  ------               -------
        TOTAL                                                        -                   6,400
                                                                  ======               =======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                             -                     (74)
    Alabama Power Company                                         22,818                30,060
    Georgia Power Company                                          1,761                 8,142
    Gulf Power Company                                             1,221                 2,676
    Mississippi Power Company                                        270                   367
    Savannah Electric and Power Company                               22                   420
    Southern Electric Generating Company                             -                     -
    Southern Energy, Inc.                                            967                   -
    Southern Communications Services, Inc.                           373                   724
    Southern Nuclear Operating Company                             5,712                 1,007
    Southern Development & Investment Group                          448                    62
                                                                  ------                ------
        TOTAL                                                     33,592                43,384
                                                                  ======                ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay                                                 20,621                22,941
    Vacation Clearing Account                                     16,175                18,197
    Accrued Labor & Related Overheads                              4,174                 5,661
    Employee Group Insurance Premiums                                704                   504
    Early Retirement Benefits                                      1,374                 1,376
    Productivity Improvement Program                              11,926                15,597
    Accumulated Provision for Major Overhaul
        of Aircraft                                                1,214                   865
    Supplemental Pensions and Benefits                               731                 1,680
    Department of Energy                                             (75)                   24
    Flex and Save Benefits                                         1,658                 2,969
    Post Employment Benefits                                          66                    66
    Severance Pay                                                  8,107                 4,975
    Metro Life Advance-Current                                       176                   176



(Continued on Page 18A)



                                                                        18A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (Continued)



                                                      BALANCE AT     BALANCE AT
                                                      BEGINNING       CLOSE OF
        DESCRIPTION                                    OF YEAR        YEAR


    Associate Companies - ESP                             (761)        4,323
    APCO - U.S. Savings Bond Withholdings                  -             -
    Commitment Fees - Credit Lines                          71            85
    Accrued Bank Fees                                      136            60
    APCO - Supplemental Life Ins. - Pension                (66)          -
    SCS - Employee Savings Plan                            567         1,475
    MPCO - Contributory Life Ins. Withholdings
      - Pension                                             12           -
    MPCO - Medical Withholdings                           (565)          -
    APCO - Contributory Life Withholdings                   13           -
    APCO - Personal Auto Maintenance                        23           -
    SCS - U.S. Savings Bonds Withholdings                  294           265
    GPCO - Contributory Life Withholdings
      - Pension                                             17           -
    SCS - GPCO-Efficiency Store Withholdings                12           -
    GUPCO - Medical Withholdings                           667           -
    MPCO - Contributory Life Withholdings                  422           -
    MPCO - Medical Withholdings-Pension                    (12)          -
    Funds Dist-Holders SE P&L Corp.                         13            13
    Employee Energy/PC Loan W/H                            -              14
    SCS-FLEX Benefits Premiums                             -              82
    Miscellaneous (76 Beginning)(22 Ending)                 37            12
                                                        ------        ------


        TOTAL                                           67,731        81,360
                                                        ======        ======

19
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

        The financial statements are prepared in conformity with generally accepted accounting principles which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization

        Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

                                                                       19A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.


2.      SERVICE AGREEMENTS

        The Southern Company and each of its operating subsidiaries (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company), Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company), Southern Energy, Inc. (a subsidiary of The Southern Company which designs, builds, owns, and operates power production facilities and provides a broad range of technical services to industrial companies and utilities in the United States and a number of international markets), Southern Development and Investment Group, Inc. (a subsidiary of The Southern Company which researches and develops new business opportunities), Southern Nuclear Operating Company (a subsidiary of The Southern Company which provides services to the Southern electric system nuclear power plants), Southern Electric Railroad Company (a subsidiary of The Southern Company, which provides railroad services to the operating subsidiaries) and Southern Communications Services, Inc. (a subsidiary of The Southern Company, which provides wireless communications services to the operating subsidiaries and their customers) have entered into agreements with the Company under which the Company renders the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of operating subsidiaries, power pool operations. The agreements shall be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

19B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:        The space below is provided for important notes
                     regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


3.      RETIREMENT BENEFITS

        Pension Costs

        The Company has a defined benefit, trusteed, pension plan that covers substantially all regular employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The Company uses the "entry age normal method with frozen initial liability" actuarial method for funding purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trusts are primarily invested in equity and fixed-income securities. Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," requires use of the "projected unit credit" actuarial method for financial reporting purposes.

        Other Postretirement Benefits

        The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. Amounts funded are primarily invested in debt and equity securities.

        Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" requires that medical care and life insurance benefits for retired employees be accounted for on an accrual basis, using a specified actuarial method, "benefit/years-of-service."

        Funded Status and Cost of Benefits

        The following tables show actuarial results and assumptions for pension and post retirement insurance benefits as computed under the requirements of FASB Statement Nos. 87 and 106, respectively. The funded status of the plans at December 31 was as follows:


                                                                        19C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account
                         thereof. Furnish particulars as to any significant
                         contingent assets or liabilities existing at the end of
                         the year. Notes relating to financial statements shown
                         elsewhere in this report may be indicated here by
                         reference.

                                                                      Pension
                                                                 1997             1996

        Actuarial present value of benefit obligations:
            Vested benefits                                      242,812         208,808
            Non-vested benefits                                   11,064          16,361
                                                                 -------         -------

        Accumulated benefit obligation                           253,876         225,169
        Additional amounts related to
          projected salary increases                              96,443         104,606
                                                                 -------         -------

        Projected benefit obligation                             350,319         329,775
        Less:
          Fair value of plan assets                              557,333         479,484
          Unrecognized net gain                                 (210,194)       (151,659)
          Unrecognized prior service cost                         12,324          13,194
          Unrecognized net transition asset                      (11,379)        (12,664)
                                                                 --------        --------

        Accrued liability recognized
          in the balance sheets                                    2,235           1,420
                                                                 =======         =======


                                                                 Postretirement Benefits
                                                                 1997               1996

        Actuarial present value of
           benefit obligation:
            Retirees and Dependents                               40,487          29,321
            Employees eligible to retire                           6,127           5,480
            Other employees                                       38,549          39,655
                                                                  ------          ------
        Accumulated benefit obligations                           85,163          74,456
        Less:
          Fair value of plan assets                               22,794          18,674
          Unrecognized net loss (gain)                             5,335           2,869
          Unrecognized prior service cost                            (18)            (19)
          Unrecognized transition obligation                       6,170           6,574
                                                                  ------          ------
        Accrued liability recognized in the
          balance sheets                                          50,882          46,358
                                                                  ======          ======



19D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The weighted average rates assumed in the actuarial calculations were:

                                                     1997             1996
                                                     ----             ----

        Discount                                     7.50%            7.75%
        Annual salary increase                       5.00%            5.25%
        Long-term return on plan assets              8.50%            8.50%


        An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.81 percent for 1997 decreasing gradually to 5.50 percent through the year 2005 and remaining at that level thereafter. An annual increase in the assumed medical care cost trend rate of 1 percent would increase the accumulated medical benefit obligation at December 31, 1997, by $6.5 million and the aggregate of the service and interest cost components of the net retiree medical cost by $0.6 million.

                                                                          19E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Components of the plans net costs are shown below:


                                                           Pension
                                                    1997             1996

        Benefits earned during the year              11,961         12,538
        Interest cost on projected
          benefit obligation                         24,728         18,031
        Actual return on plan assets                (76,291)       (44,746)
        Net amortization and deferral                34,586         12,613
                                                    -------        -------

        Net pension income                           (5,016)        (1,564)
                                                    =======        =======


                                                      Postretirement Benefits
                                                    1997             1996


        Benefits earned during the year               1,954           2,216
        Interest cost on accumulated
          benefit obligation                          6,049           5,134
        Amortization of transition obligation           405             405
        Actual return on plan assets                 (2,886)         (2,015)
        Net amortization and deferral                 1,622             849
                                                     ------          ------

          Net postretirement costs                    7,144           6,589
                                                     ======          ======


Work Force Reduction Programs

   The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $7 million and $20 million for 1997 and 1996, respectively. These costs were charged to income.

19F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:      The space below is provided for important notes
                   regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      LONG-TERM OPERATING LEASES

        The Company leases various facilities and equipment under noncancelable operating lease arrangements. Rental expense under all operating leases was approximately $49,931,000 and $23,254,000 in 1997 and 1996, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1997 are as follows:

            1998                        42,733
            1999                        35,006
            2000                        20,609
            2001                        10,123
            2002                         9,690
            Thereafter                  38,967
                                       -------
              Total                    157,128
                                       =======

5.   LONG-TERM DEBT AND NOTES PAYABLE - OTHER

     Details of long-term debt and notes payable - other at December 31 are as follows:
                                                 1997                1996
                                                ------              -----
                                                    (In Thousands)
        Long-term debt
           Notes payable:
               4.94% due 1997                        -                15,000

               Less Current Maturities               -               (15,000)
                                                 -------             -------

                                                     -                   -
                                                 -------             -------

           Capitalized lease obligations:
               9 1/4% building lease               5,484               5,689
               13% building lease                 32,837              42,761
                                                 -------             -------

                                                  38,321              48,450
                                                 -------             -------

               Less Current Maturities            (2,300)               (792)
                                                 --------            -------

                                                  36,021              47,658
                                                 -------             -------

           Total long-term debt                   36,021              47,658
                                                 =======             =======

                                                                       19G

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The Southern Company has guaranteed the payment of the above notes and the rental payments relating to the 13% building lease.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 1997 are as follows:

                            (In Thousands)

               1998                         2,300
               1999                         2,726
               2000                         3,211
               2001                         3,761
               2002                         4,387
               Thereafter                  21,936
                                           ------
                 Total                     38,321
                                           ======

        Assets acquired under capital leases are recorded in the Company's balance sheets as office building. In December 1997, Southern Company Services, Inc. recognized an asset impairment loss on office building in the amount of $11,891,014, resulting in a capital lease basis adjustment. The net book value of assets acquired under capitalized leases was approximately $14,866,098 and $26,688,179 at December 31, 1997 and 1996, respectively.

        Financial Instruments

        In accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," all financial instruments of the Company - for which the carrying amount does not approximate fair value - are shown in the table below as of December 31:



                                                  Long-Term Debt
                                         Carrying                  Fair
                                         Amount                    Value
                                                  (In Millions)

               1997                      00.0                      00.0
               1996                      15.0                      14.9

        The fair values for long-term debt were based on closing prices of comparable instruments.

6.      PURCHASE COMMITMENTS

        The Company has purchase commitments for computer hardware and software. At December 31, 1997, total capital expenditures are budgeted to be approximately $15,830,000 in 1998.


20
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE XV

                               STATEMENT OF INCOME

ACCOUNT             DESCRIPTION                                   CURRENT YEAR         PRIOR YEAR


             INCOME

   457          Services rendered to associate companies              581,403           506,928
   458          Services rendered to nonassociate
                    companies                                          32,098            31,893
   421          Miscellaneous income or loss                           (7,359)            3,179
                                                                      -------           -------

                       Total Income                                   606,142           542,000
                                                                      -------           -------

             EXPENSE

   920          Salaries and wages                                    225,502           230,023
   921          Office supplies and expenses                           82,958            66,950
   922          Administrative expense transferred-
                    credit                                                -                 -
   923          Outside services employed                             135,379           115,690
   924          Property insurance                                        774               748
   925          Injuries and damages                                      119               101
   926          Employee pensions and benefits                         23,161            22,029
   928          Regulatory commission expense                             588               606
   930.1        General advertising expenses                              -                 -
   930.2        Miscellaneous general expenses                         19,540            20,696
   931          Rents  49,931                                          23,254
   932          Maintenance of structures and
                    equipment                                          27,766            22,118
   403          Depreciation and amortization expense                  16,471            16,922
   408          Taxes other than income taxes                          16,076            15,176
   409          Income taxes                                              108                80
   410          Provision for deferred income taxes                       -                 -
   411          Provision for deferred income taxes -
                    credit                                                -                 -
   411.5        Investment tax credit                                     -                 -
   426.1        Donations                                               1,314             1,014
   426.5        Other deductions                                          -                 -
   427          Interest on long-term debt                              5,462             6,296
   430          Interest on debt to associate companies                   788               231
   431          Other interest expense                                    205                66
                                                                      -------           -------

                       Total Expense                                  606,142           542,000
                                                                      -------           -------

                       Net Income or (Loss)                               -                 -
                                                                      =======           =======




                                                                                             21
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                                        DIRECT        INDIRECT       COMPENSAT'N        TOTAL
                                                        COSTS         COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY                               CHARGED       CHARGED        OF CAPITAL         BILLED
                                                        457-1         457-2          457-3

The Southern Company                                     11,647          2,123            221            13,991

Alabama Power Company                                   122,257         25,542          1,525           149,324

Georgia Power Company                                   180,905         34,954          2,890           218,749

Gulf Power Company                                       29,585          5,757            374            35,716

Mississippi Power Company                                27,621          5,991            325            33,937

Savannah Electric & Power
  Company                                                10,767          2,174            158            13,099

Southern Communication Services                          19,461          1,410            177            21,048

Southern Development and
  Investment Group, Inc.                                 14,487          3,932            133            18,552

Southern Electric Generating
  Company                                                   843            297              7             1,147

Southern Electric Railroad                                  417            262              2               681

Southern Energy, Inc.                                     7,955          2,722            205            10,882

Southern Information Holding Co.                              8              5            -                  13

Southern Nuclear Operating
  Company                                                49,954         13,459            423            63,836

Southern Telecommunications
  Holding Co.                                               334             88              6               428
                                                        -------         ------          -----           -------


          TOTAL                                         476,241         98,716          6,446           581,403
                                                        =======         ======          =====           =======





                                                                                                                           22

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


                                               DIRECT       INDIRECT     COMPENSATION                        EXCESS      TOTAL
                                               COSTS         COSTS         FOR USE            TOTAL            OR        AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY    BILLED
----------------------------                  -------       -------      --------------       -----        ----------    ------
                                               458-1         458-2          458-3                            458-4

Department of Energy (DOE)                     $18,901        $2,184           $ 0          $21,085            $ 0       $21,085
Electric Power Research Institute                4,278           179             3            4,460              0         4,460
Westinghouse                                     1,248           643            (1)           1,890              0         1,890
MindSpring                                          20             0             0               20              0            20
Delta Com                                           24             0             0               24              0            24
Alcoa                                               14             0             0               14              0            14
Bankers Trust Company (Southern
  System Master Retirement Trust)                  510             0             0              510              0           510
VEBA-Alabama Power                                   8             0             0                8              0             8
Geothermal Heat Pump Consortium                    260            13             1              274              0           274
Powerco Federal Credit Union                         9             0             0                9              0             9
  Electric Authority/
  City of Tallahassee/FPC                        1,903            33             2            1,938              0         1,938
Oglethorpe Power Corporation                     1,245             0             0            1,245              0         1,245
Southeastern Electric Reliability
  Council                                           47             0             0               47              0            47
Peabody Holdg Co. (Cost Share)                     300             0             0              300              0           300
APC Credit Union                                    21             0             0               21              0            21
Economic Development Partnership                     5             0             0                5              0             5
Motorola                                             6             0             0                6              0             6
Gulf Power Credit Union                             10             0             0               10              0            10
Energy Insurance Bermuda                            35            31             3               69              0            69
Comsys                                              40             3             1               44              0            44
MCI                                                 37             7             0               44              0            44
North American Electric Reliability Council         19             0             0               19              0            19
Oak Ridge Laboratory                                17             1             0               18              0            18
Reynolds & Reynolds                                 24             0             0               24              0            24
GEAC Computer System                               214             0             0              214              0           214
Phillips Electronics                                59             0             0               59              0            59
Crawford & Co.                                       8             0             0                8              0             8
GE Capital                                          26             0             0               26              0            26
Morgan Stanley                                       7             3             0               10              0            10
Nonassociated Labor Accrual                       (196)         (136)            0             (332)             0          (332)
Other (13 items less than $5,000)                   24             5             0               29              0            29
                                               -------        ------           ---          -------             --       -------

     TOTAL                                     $29,123        $2,966           $ 9          $32,098             $0       $32,098
                                               =======        ======           ===          =======             ==       =======



                                                                           22A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:
  Department of Energy (DOE) - Contract services concerning clean coal technology; hot gas cleanup project, including construction of pilot test facility.
  Electric Power Research Institute - GNOCIS demonstrations, ash in agriculture and land reclamation; burner balancing; catalyst test facility; NOx reduction & performance; electrokinetic remediation; multimedia diesel cleanup at CT; fine particulates and air toxic control; pinch study; fly ash evaluation; advanced end-use technologies; electroremediation; and bulk transmission system reliability evaluation.
  Westinghouse - Subcontracts for the research and design of components of nuclear reactors.
  MindSpring, and Delta Com - Telecommunication services related to fiber optics.
  Alcoa - Purchase of fiber optic cable.
  Bankers Trust Co. (Southern System Master Retirement Trust)-Trustee services provided by Bankers for Southern Company Master Retirement Trust.
  VEBA - Alabama Power - Short-term and Financial Services provided to Voluntary Employee Benefits Association.
  Geothermal Heat Pump Consortium - Marketing services and marketing research. Oglethorpe Power - Operating and Planning Services (OPS) scheduling fees & Telecommunication services.
  FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreements.
  Southeastern Electric Reliability Council - Occupancy and other related services.
  Peabody Holdg Co. (Cost Share) - Cost share R&D at the Power Systems Development Facility (PSDF Project.)
  APC Credit Union, Economic Development Partnership, Motorola, Gulf Power Credit Union - Telecommunication services related to fiber optics.
  Energy Insurance Bermuda - Risk Management Information System consulting and services charges.
  Comsys - Computer systems training.
  MCI - Maintenance and provisioning of fiber equipment.
  North American Electric Reliability Council - Development of Software.
  Oak Ridge Laboratory - Marketing Services and Marketing Research.
  Reynolds & Reynolds - O&M sublease expense at Inverness building.
  GEAC Computer Systems, Philips Electronics, Crawford & Co., GE Capital - O&M sublease expense at Perimeter Center East building. Morgan Stanley - Transmission Impact Study.
  Nonassociated Labor Accrual - Accounting estimated labor accrual for non-associate companies.







                                                                                                                           23

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
( ) Denotes red figure.


                                    ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES         TOTAL CHARGES FOR SERVICE
                                    DIRECT     INDIRECT            DIRECT        INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                 COST        COST     TOTAL    COST           COST        TOTAL     COST       COST      TOTAL
--------------------                --------   -------    -----    --------      --------     -----    ------    --------    -----


920   SALARIES AND WAGES           $184,123    $34,641    $218,764    $ 6,477    $  261     $ 6,738    $190,600  $ 34,902  $225,502
921   OFFICE SUPPLIES & EXPENSES     66,101      9,929      76,030      6,914        14       6,928      73,015     9,943    82,958
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT               -          -           -          -         -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED     114,430      8,125     122,555     12,819         5      12,824     127,249     8,130   135,379
924   PROPERTY INSURANCE                285        246         531        243       -           243         528       246       774
925   INJURIES AND DAMAGES               15        104         119        -         -           -            15       104       119
926   EMPLOYEE PENSIONS
       & BENEFITS                     3,543     19,183      22,726        -         435         435       3,543    19,618    23,161
928   REGULATORY COMMISSION
       EXPENSE                          588        -           588        -         -           -           588       -         588
930.1 GENERAL ADVERTISING
       EXPENSES                         -          -           -          -         -           -           -         -         -
930.2 MISCELLANEOUS GENERAL
       EXPENSES                      28,641    (12,948)     15,693      2,309     1,538       3,847      30,950   (11,410)   19,540
931   RENTS                          37,002     12,769      49,771         95        65         160      37,097    12,834    49,931
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                 21,953      5,503      27,456        257        53         310      22,210     5,556    27,766
403   DEPRECIATION & AMORTIZATION
       EXPENSE                        8,405      7,960      16,365          8        98         106       8,413     8,058    16,471
408   TAXES OTHER THAN INCOME
       TAXES                          3,077     12,501      15,578          1       497         498       3,078    12,998    16,076
409   INCOME TAXES                        3        105         108        -         -           -             3       105       108
410   PROVISION FOR DEFERRED
       INCOME TAXES                     -          -           -          -         -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT              -          -           -          -         -           -           -         -         -
411.5 INVESTMENT TAX CREDIT             -          -           -          -         -           -           -         -         -
426.1 DONATIONS                         716        598       1,314        -         -           -           716       598     1,314
                                    -------     ------     -------    ------   --------     -------     -------   -------   -------
        SUBTOTAL EXPENSES =         468,882     98,716     567,598     29,123     2,966      32,089     498,005   101,682   599,687




                                                                                                                             23A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                      ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                      DIRECT     INDIRECT            DIRECT        INDIRECT          DIRECT    INDIRECT
DESCRIPTION OF ITEMS                   COST        COST      TOTAL    COST           COST    TOTAL    COST       COST      TOTAL
--------------------                 --------   -----------  -----   --------   ----------   -----   ------    --------    ------

427   INTEREST ON LONG-TERM DEBT      -          -         5,453         -           -           9        -         -       5,462
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES            -          -           788         -           -          -         -         -         788
431   OTHER INTEREST EXPENSE          -          -           205         -           -          -         -         -         205

        TOTAL EXPENSES =          468,882     98,716     574,044     29,123       2,966     32,098    498,005   101,682   606,142
421   MISCELLANEOUS GAIN            7,359        -         7,359          -        -           -       7,359       -        7,359
                                 --------    -------    --------    -------      ------    -------   -------   -------    -------
        TOTAL COST OF SERVICE =  $476,241    $98,716    $581,403    $29,123      $2,966    $32,098   $505,364  $101,682  $613,501
                                 ========    =======    ========    =======      ======    =======   ========  ========  ========






                                                                                                                               24

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION:   Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System: Uniform
               System Account)
( ) Denotes red figure.

                         DEPARTMENT OR SERVICE FUNCTION

                                                                              Finance                       Human
                                            Total                               and     Governmental   Resources and    Information
DESCRIPTION OF ITEMS                        Amount   Engineering  Executive  Accounting    Affairs     Administration   Resources

920    SALARIES AND WAGES                  $225,502   $49,130    $ 3,118      $17,504      $ 1,489       $18,631         $ 67,697
921    OFFICE SUPPLIES AND EXPENSES          82,958     6,672        600        3,339          420         6,245           45,805
923    OUTSIDE SERVICES EMPLOYED            135,379    16,720      5,169        7,873        1,193         6,704           63,567
924    PROPERTY INSURANCE                       774        67        -             16            1            20               80
925    INJURIES AND DAMAGES                     119        27        -              7          -              12               34
926    EMPLOYEE PENSIONS & BENEFITS          23,161     4,672        206        1,645          143         2,113            6,814
928    REGULATORY COMMISSION EXPENSE            588       -          -            -            -             -                -
930.2  MISCELLANEOUS GENERAL EXPENSES        19,540       586        721          466          490         4,684            8,371
931    RENTS                                 49,931     2,460        220          912           30         1,518           36,757
932    MAINTENANCE OF STRUCTURES & EQUIP     27,766     1,336      1,851          629           44           881           15,291
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                             16,471     2,394        163        1,052          207           815            7,146
408    TAXES OTHER THAN INCOME TAXES         16,076     3,658         65        1,137           59         1,339            5,414
409    INCOME TAXES                             108       -          -              3          -             -                -
426.1  DONATIONS                              1,314         2        116            1          210            14              -
427    INTEREST ON LONG-TERM DEBT             5,462       190        132          830          -             569            2,185
430    INTEREST ON DEBT TO ASSOCIATE CO.        788        85         27           26            3            46              337
431    OTHER INTEREST EXPENSE                   205        (9)       (12)          (1)          (2)            4              (12)
                                           --------    -------    -------     -------        -----       -------          -------
         TOTAL EXPENSES                     606,142    87,990     12,376       35,439        4,287        43,595          259,486
421    MISCELLANEOUS GAIN                     7,359      (505)       743        2,127          257         2,617           (1,119)


       TOTAL COSTS                         $613,501   $87,485    $13,119      $37,566       $4,544       $46,212         $258,367
                                           ========   =======    =======      =======       ======       =======         ========





                                                                                                                   25

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION

                                  Planning                                  Research and
ACCOUNT           Internal     Market Research                   Public     Environmental     System      Administrative   External
NUMBER              Audit        and Support     Production    Relations       Affairs        Aircraft     and General     Affairs
-------           --------     ----------------  ----------    ---------    -------------    --------      ------------    -------
   920            $5,312         $  6,587        $32,787        $ 2,013       $ 7,197        $2,740           $ 8,956      $ 2,341
   921             1,027            1,084          4,308          1,741         7,580           818             2,515          804
   923               681            5,383          5,864          1,095        15,686           108             3,442        1,894
   924                 5                7             29              2           249             4               292            2
   925                 2                3             14              1             4             5                 9            1
   926               546              653          3,042            205           652           305             1,947          218
   928               -                588            -              -             -             -                 -            -
   930.2             407             (479)           523            279           194          (282)            3,410          170
   931               294              411          1,572            112           261           332             4,918          134
   932                90              139          1,101             47            69         4,052             2,109          127
   403               113              344          1,904            244           107         1,270               585          127
   408               377              472          2,205            137           491           213               380          129
   409               -                -              -              -             -             -                 105          -
   426.1             -                -                6            465           -             -                  76          424
   427                83              182            127             61            (8)         (146)            1,123          134
   430                 6                9             69              8             9           159               -              4
   431                 4             -                (7)            (1)           25           (18)              234          -
                  ------          -------       --------         ------       -------        ------           -------      -------
Expenses           8,947           15,383         53,544          6,409        32,516         9,560            30,101        6,509
   421               537              924           (207)           385          (186)         (412)            1,807          391

TOTAL COSTS       $9,484          $16,307        $53,337         $6,794       $32,330        $9,148           $31,908       $6,900
                  ======          =======        =======         ======       =======        ======           =======       ======


( ) Denotes red figure.






                                                                                           26

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT                                   INCLUDED IN AMOUNTS BILLED TO                PERSONNEL
Indicate each department                 TOTAL       PARENT         OTHER        NON               END OF
or service function                      AMOUNT      COMPANY      ASSOCIATES   ASSOCIATES           YEAR
                                         ------      -------      ----------   ---------           ------


Engineering                              49,130          15           46,590     2,525               697

Executive                                 3,118         505            2,613       -                   8

Finance & Accounting                     17,504       1,263           15,898       343               176

Governmental Affairs                      1,489          18            1,471       -                  11

Human Resources & Admin.                 18,631          24           18,527        80               241

Information Resources                    67,697          70           67,403       224             1,038

Internal Auditing                         5,312         243            5,069       -                  65

Planning Marketing
 Research & Support                       6,587           5            6,578         4                52

Production                               32,787          40           32,429       318               441

Public Relations                          2,013         826            1,187       -                  36

Research & Environmental
 Affairs                                  7,197         -              3,882     3,315                90

System Aircraft                           2,740         304            2,436       -                  43

External Affairs                          8,956         544            8,412       -                  48

Administrative & General                  2,341         470            1,942       (71)              -
                                        -------       -----          -------     -----             -----


      TOTAL                             225,502       4,327          214,437     6,738             2,946
                                        =======       =====          =======     =====             =====



( ) Denotes red figure.

27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                    RELATIONSHIP
                                                    "A"=ASSOCIATE
                                 DESCRIPTION OF      "NA"= NON
FROM WHOM PURCHASED              LARGEST INVOICE      ASSOCIATE      AMOUNT

Legal Services
Balch & Bingham                  Legal Services         NA            1,006
Edison Electric Institute        Industry Initiative    NA              293
Hunton & Williams                Legal Services         NA              175
King & Spalding                  Legal Services         NA              117
McDermott, Will & Emery          Legal Services         NA              332
Troutman, Sanders                Legal Services         NA            1,930


Twenty-Two Other Items Less
    than $100,000                                       NA              296
                                                                     ------
                                                                      4,149
                                                                     ------

Auditing Service
Arthur Andersen LLP              Audit Services         NA            1,214

Two Other Items Less
    than $100,000                                       NA                6
                                                                      -----
                                                                      1,220
                                                                      -----
(Continued on Page 27A)

                                                                        27A


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                            RELATIONSHIP
                                                            "A"=ASSOCIATE
                               DESCRIPTION OF               "NA"= NON
FROM WHOM PURCHASED            LARGEST INVOICE               ASSOCIATE   AMOUNT


Engineering Services
ABB C-E Services, Inc.         Engineering Services                NA       183
ADECCO Services                Engineering, Personnel Serv.        NA       267
The Babcock & Wilcox Co.       Contract Engineering Serv.          NA       125
BE&K Engineering Co.           Contract Engineering Serv.          NA     6,562
Bechtel Power Corp.            Contract Engineers-Constructors     NA     5,879
Comprehensive Computer
  Consulting, Inc.             Contract Programming                NA       239
Fossil Energy Research Corp.   Contract Engineering Serv.          NA       159
Foster Wheeler USA Corp.       Power Systems Development-DOE       NA     1,453
The M.W. Kellogg Co.           Contract Engineering Serv.          NA       440
Shook & Fletcher
  Insulation Co.               Power Systems Development-DOE       NA       435
Southern Nuclear Oper. Co.     Contract Engineering Serv.          A        117
Southern Research Institute    Power Systems Development-DOE       NA       653
Utilities International,Inc.   Contract Engineering Serv.          NA       141
Westinghouse Electric Corp.    Contract Engineering Serv.          NA       131


Eighty-Four Other Items
    Less than $100,000                                                     (266)
                                                                         ------
                                                                         16,518
                                                                         ------

(Continued on Page 27B)

27B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                         RELATIONSHIP
                                                         "A"=ASSOCIATE
                              DESCRIPTION OF             "NA"= NON
FROM WHOM PURCHASED           LARGEST INVOICE             ASSOCIATE      AMOUNT

Other Services

Acorn Communications, Inc.    Audio Visual Production Svcs      NA          998
Acxiom Corp.                  Market Research Services          NA          151
Accountants on Call           Contract Personnel Serv.          NA          112
Adecco Services               On-Site Clerical Serv.            NA        2,648
ADP Proxy Services            Mailing Services                  NA          212
Advanced Strategies, Inc.     Consulting & Facilitation Svcs    NA          187
Aerotek, Inc.                 Radio Services                    NA          141
Alabama CAD/CAM               Software Programming              NA          125
Alabama Power Company         Contract Services                 A        10,169
Alabama Staff                 Contract Personnel Serv.          NA          147
Alliance Systems, Inc.        System Design Services            NA          378
America's Registry, Inc.      Systems Development               NA        1,009
American Process, Inc.        Industry Studies                  NA          150
Andersen Consulting LLP       Consulting Services               NA       31,297
Ann Randazzo                  Consulting Services               NA          105
Aon Consulting                Consulting Services               NA          214
Application Tech. Serv.       Consulting Services               NA          725
Arko Executive Serv., Inc.    Security Services                 NA          356
Arthur Andersen LLP           Consulting Services               NA          620
Barbour, Griffith & Rogers    Consulting Services               NA          294
Bowne of Atlanta, Inc.        Mail Services                     NA          215
Brannon & Tully, Inc.         Consulting Services               NA          144
CC Pace Resources             Consulting Services               NA          528
Caddell Construction Co.      Erection Services                 NA        3,171
Cauthen & Associates          Consulting Services               NA          150
Cheyenne Software, Inc.       Software Upgrade Services         NA          251
Christensen Associates        Consulting Services               NA          143
Citicorp Securities, Inc.     Remarketing Services              NA          213
Comms People, Inc.            Contract Services                 NA          260
Comprehensive Computer
  Consulting                  Contract Consulting               NA        7,354
Comsys, Inc.                  Programming Services              NA          805
Corporate Reports, Inc.       Publication Services              NA          101
Custom Contract Programming   Contract Programming              NA          108


(Continued on page 27C)

                                                                        27C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                          RELATIONSHIP
                                                          "A"=ASSOCIATE
                                DESCRIPTION OF            "NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE            ASSOCIATE    AMOUNT

Dataplex Corporation            Microfiche Production              NA       469
Docucorp International          Programming Services               NA       314
Drake Beam Morin, Inc.          Personnel Services                 NA       170
Dunn & Bradstreet Info.         Marketing Services                 NA       285
Dun's Marketing Services        Marketing Services                 NA       267
Elrick & Lavidge, Inc.          Survey Services                    NA       395
Electric Pwr Research Inst      Industry Studies                   NA     1,628
Ernst & Young                   Consulting Services                NA       177
Ferguson Harbour Inc.           Soil Remediation Services          NA       348
First Union National Bank       Banking Services                   NA       480
Form Maker Software, Inc.       Software Services                  NA     1,278
Georgia Power Company           Project Support                    A      5,855
Godwins Booke & Dickenson       Personnel Services                 NA       124
Gulf Power Company              Project Support                    A      1,190
HBL Computer Resources, Inc.    Contract Programming               NA       159
Henwood Energy Serv, Inc.       Marketing Services                 NA       165
Herman Smith Inspect. Serv.     Tower Maintenance Services         NA       141
Hewitt Associates               Personnel Services                 NA     2,543
Hogan & Hartson                 Consulting Services                NA       124
Installshield Software Corp.    Software Upgrade Services          NA       208
Integrated Systems Solutions    Consulting Services                NA     1,006
Intelligent Mgt. Solutions      Consulting Services                NA       100
International Bus. Machine      Consulting Services                NA     1,824
J. P. Morgan Securities,Inc.    Financial Services                 NA       208
James W. Rock                   Consulting Services                NA       101
Kingry Trucking Co.             Trucking Services                  NA       102
Lamalie Amrop International     Consulting Services                NA       180
Lee Hecht Harrison, Inc.        Personnel Services                 NA       131
Lexis-Nexis                     Outside Computer Services          NA       176
Magi-Ware, Inc.                 Programming Services               NA       127
Mark R. Gearhart                Consulting Services                NA       181
Marketing & Planning Sys        System Development                 NA     1,582
Marketing Workshop              Survey Services                    NA       164
Maxim Group                     Programming Services               NA       323




(Continued on page 27D)

27D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                     RELATIONSHIP
                                                     "A"=ASSOCIATE
                               DESCRIPTION OF        "NA"= NON
FROM WHOM PURCHASED            LARGEST INVOICE       ASSOCIATE         AMOUNT

Merrill Lynch Asset
  Management                   Financial Services                NA     1,042
Merrill Lynch Pierce,
  Fenner & Smith               Financial Services                NA       353
Merrill Lynch Trust Co.        Financial Services                NA       485
Microsoft Corp.                Technology Planning Services      NA       215
Microsoft Enterprise Serv      Consulting Resources              NA       397
Mississippi Power Co.          Project Support                   A        467
Mississippi State University   Consulting Services               NA       123
New York Stock Exchange        Financial Services                NA       418
NFO Research, Inc.             Research Studies                  NA       164
Novell, Inc.                   Consulting Services               NA       134
OSI Software, Inc.             Consulting Services               NA       113
Paul Griffin & Assoc.          Building Maintenance              NA       267
Platinum Technology            Software Consulting Services      NA       121
Power Energy Services, Inc.    Contract Engineering              NA       175
Regional Economic
  Research                     Consulting Services               NA       151
Savannah Electric & Power      Project Support                   A        406
Sawyer & Associates, Inc.      Contract Programming              NA       351
Scott, Madden & Assoc., Inc.   Personnel Services                NA       367
Seek Consulting Group, Inc.    Consulting Services               NA       132
Smith James Group, Inc.        Executive Search Services         NA       113
Software Spectrum              Software Upgrade Services         NA       110
Solutions by Design            Software Design Services          NA       305
Southern Development &
  Investment Group             Project Support                   A        259
Southern Nuclear               Project Support                   A        214
Southern Research Institute    Consulting Services               NA       217
Springhill Regional Landfill   Soil Remediation Services         NA       159
Sprint Paranet, Inc.           Contract Programming              NA       941
Stern Stewart Management       Financial Strategy Services       NA       751
Sunbelt Builders, Inc.         Erection Services                 NA       692
Sunbelt Resources, Inc.        Soil Remediation Services         NA       501
Synet Services Corp.           Contract Programming              NA       934
System Architechs, Inc.        Consulting Services               NA       188
Systems Applications Intl      Consulting Services               NA       511



(Continued on page 27E)

27E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:        Provide a breakdown by subaccount of outside services
                     employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                           RELATIONSHIP
                                                           "A"=ASSOCIATE
                              DESCRIPTION OF                "NA"= NON
FROM WHOM PURCHASED           LARGEST INVOICE               ASSOCIATE    AMOUNT

TATA Consultancy Services     Systems Support                   NA        1,224
TCE, Inc.                     Soil Remediation Services         NA          118
The Hawthorn Group            Survey Services                   NA          709
The Indus Group, Inc.         Software Evaluation               NA          395
The Richmark Group, Inc.      Power Quality Study               NA          181
The Smith-Free Group          Consulting Services               NA          144
Toolbox Design, Inc.          Web Site Development              NA          627
Towers Perrin                 Survey Services                   NA          520
UBICS, Inc.                   Consulting Services               NA          186
UGA Research Foundation       Environmental Studies             NA          174
Wells Fargo Guard Services    Security Services                 NA          534
Xerox Corporation             Facilities Management             NA          721



    1,004 Other Items Less Than $100,000                        NA       10,177
                                                                        -------
                                                                        113,492
                                                                        -------
                                                                        135,379
                                                                        =======

28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                             AMOUNT

Pensions                                                              $ (2,653)

Early Retirement Benefits                                                  697

Flexible Credit Benefits - Company Contributions                        10,776

Post Retirement Medical Benefits                                         5,051

Post Retirement Life Benefits                                            2,093

Educational Assistance Plan                                                149

Minority Scholarship Program                                                36

Employee Savings Plan/ESOP - Company Contribution                        6,467

Employee Health and Physical Examinations                                   68

Post Employment Benefits                                                   (27)

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                        504
                                                                       -------

    TOTAL                                                              $23,161
                                                                       =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


INSTRUCTIONS:    Provide a listing of the amount included in Account
                 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION      NAME OF PAYEE                     AMOUNT

NOT APPLICABLE

30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2


INSTRUCTIONS:  Provide a list of the amount included in Account 930.2,
     " Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321
               (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                    AMOUNT


Employee Training                                               4,642

Expenses of SCS Employees Located at Operating Co.              9,928

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                        3,108

Dues and Memberships                                            1,487

Recruiting, Interviewing, & Placement
  of Employees                                                    334

Corporate Moving Expenses                                         599

Other General Expenses                                           (558)
                                                               ------

    TOTAL                                                      19,540
                                                               ======

                                                                         31
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                             AMOUNT

Office Rents                                                            $16,910

Computer and Other Data Processing Equipment Rental                      27,582

Software Rental                                                           2,873

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)                   2,566
                                                                        -------

    TOTAL                                                               $49,931
                                                                        =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

INSTRUCTIONS:    Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                    AMOUNT


Other Than U.S. Government Taxes

    State Unemployment                                         100

    City/Business License Tax                                    4

    Property and Other City and State                        1,102
                                                           -------

         Subtotal - Other                                    1,206
                                                           -------


U.S. Government Taxes

    Federal Insurance Contributions Act                     14,674

    Federal Unemployment                                       196
                                                           -------
         Subtotal - U.S. Government                         14,870
                                                           -------

    TOTAL                                                   16,076
                                                            ======

33



                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:      Provide a listing of the amount included in Account 426.1,
                   "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
NAME OF RECIPIENT                               PURPOSE OF DONATION              AMOUNT

100 Black Men of Atlanta, Inc.                  Civic & Charitable                    3
American Heart Association                      Civic & Charitable                    9
American Jewish Committee                       Civic & Charitable                    5
Arts Festival of Atlanta                        Civic & Charitable                   25
Atlanta 150 Committee, Inc.                     Civic & Charitable                    5
Atlanta Chamber of Commerce                     Civic & Charitable                    5
Auburn University Foundation                    Educational Matching                  6
BBA Campaign Fund                               Civic & Charitable                   25
BCDCA - WF `97                                  Civic & Charitable                    5
Birmingham Area Chamber of Commerce             Civic & Charitable                   11
Boy Scouts of America                           Civic & Charitable                    8
Cahaba Girl Scouts                              Civic & Charitable                   17
Callanwolde Fine Arts Center                    Civic & Charitable                    5
Carter/Mondale Alumni Association               Civic & Charitable                   35
Congressional Black Caucus Foundation           Civic & Charitable                    3
Egleston Children's Hospital                    Civic & Charitable                   15
Eisenhower Center Building Fund                 Support of Program                   40
Fort Bend CASA                                  Civic & Charitable                    3
Foundation for Student Communications           Civic & Charitable                    5
Georgia Institute of Technology                 Educational Matching                 17
Georgia Tech Foundation, Inc.                   Civic & Charitable                    3
Georgia Youth Science & Technology
    Center, Zoo Atlanta                         Civic & Charitable                   15
Global Climate Coalition                        Support of Program                   50
Global Climate Information Project              Civic & Charitable                  200
Houston Grand Opera                             Civic & Charitable                   15
Junior Achievement of Greater Birmingham        Civic & Charitable                    7
Keep America Beautiful, Inc.                    Civic & Charitable                    6
Kennedy Center                                  Civic & Charitable                    5
Mara Reid Rogers                                Civic & Charitable                    3
March of Dimes                                  Civic & Charitable                    8
National Nutrition Service                      Civic & Charitable                    4
National Race for the Cure                      Civic & Charitable                    5
National Republican Comm. Building Fund         Support of Program                   15
Opportunity XXI                                 Civic & Charitable                   10
PUHCA Now Coalition                             Support of Program                   45
Republican Senate/House Dinner
    Building Fund                               Support of Program                   20
Resources for the Future                        Civic & Charitable                   10


                                                                           33A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT                             PURPOSE OF DONATION      AMOUNT

Smithsonian Institute                         Civic & Charitable           17
Southern Governors' Association               Support of Program            5
Southern Growth                               Civic & Charitable            5
Southern States Energy Board                  Support of Program            3
State Legislative Leaders Foundation          Civic & Charitable           25
Taste of the South 1995                       Support of Program           10
The Atlanta Ballet                            Civic & Charitable            5
The Carter Center                             Civic & Charitable           25
The Jefferson Islands Club                    Support of Program            5
The Progress & Freedom Foundation             Civic & Charitable           50
Trustees of the University Pennsylvania       Civic & Charitable           10
TVA Watch Group                               Civic & Charitable          117
U.S. Department of Education                  Civic & Charitable            3
United States Energy Association              Support of Program            3
United Way of Central Alabama, Inc.           Civic & Charitable          103
United Way of Metropolitan Atlanta            Civic & Charitable           90
University of Alabama                         Educational Matching         11
University of Alabama at Birmingham           Civic & Charitable            6
Utility Business Education Coalition          Civic & Charitable            5
Virginia Dwyer Memorial Scholarship           Civic & Charitable            5
Washington Legal Foundation                   Civic & Charitable            5
Woodruff Arts Center                          Civic & Charitable           10



83  Other Items (Less than $3,000)            Civic & Charitable           96

79  Other Items (Less than $3,000)            Employee Matching Gift       32
                                                                        -----


    TOTAL                                                               1,314
                                                                        =====

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,"Other
               Deductions", classifying such expenses according to their nature.


DESCRIPTION                          NAME OF PAYEE                     AMOUNT



NOT APPLICABLE

                                                                        35
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:      The space below is provided for important notes
                   regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Pages 19 - 19G.

36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE XIX

                             FINANCIAL DATA SCHEDULE




    Net Service Company Property                                   97,487
    Total Investments                                               2,877
    Total Current and Accrued Assets                              203,305
    Total Deferred Debits                                           5,777
    Balancing Amount for Total Assets and Other Debits                -
    Total Assets and Other Debits                                 309,446
    Total Proprietary Capital                                         875
    Total Long-Term Debt                                           36,021
    Notes Payable                                                   2,300
    Notes Payable to Associate Companies                            6,400
    Balancing Amount for Total Current and Accrued
      Liabilities                                                 188,403
    Total Deferred Credits                                         75,447
    Accumulated Deferred Income Tax Credits                           -
    Total Liabilities and Proprietary Capital                     309,446
    Services Rendered to Associate Companies                      581,403
    Services Rendered to Nonassociate Companies                    32,098
    Miscellaneous Income or Loss                                   (7,359)
    Total Income                                                  606,142
    Salaries and Wages                                            225,502
    Employee Pensions and Benefits                                 23,161
    Balancing Amount for Total Expenses                           357,479
    Total Expenses                                                606,142
    Net Income (Loss)                                                 -
    Total Cost of Service (Direct Costs)                          505,364
    Total Cost of Service (Indirect Costs)                        101,682
    Total Cost of Service (Total)                                 613,501
    Number of Personnel End of Year                                 2,946

( ) Denotes red figure.

                                                                       37


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                            Chairman, President & CEO
                                Southern Company

                  President & CEO
                  Southern Co. Services

                                                     VP -Human      Sr. VP-             Director         Exec. VP-     Sr. VP &
President                  Sr. VP-                   Resources(1)   External            Internal         Finance,(2)  General
Fossil/Hydro Group         Transmission                             Affairs(2)          Auditing(1)      Treasurer,   Counsel(2)
                           Planning & Operations                                        & CFO

   Exec. VP                Sr. VP-                                    VP Corporate                        VP-Financial
   Engineering             Chief Information                          Communications(1)                   Planning
                           Officer
   VP Research &                                                      VP-Governmental                     Treasurer
   Environmental           VP Marketing                               Affairs
   Affairs                 & New Business                                                                 Director
                           Development                                VP-Environmental                    Trust
   VP Procurement                                                     Policy                              Finance
   & Materials             VP-Comptroller
                           & CFO                                      VP-Secretary                        Director
   VP Fuel                                                            & House                             Risk
   Services                                                           Counsel                             Management

   VP Southern
   Wholesale Energy

   VPs Senior
   Production Officers
   (5 positions)


(1) Report to the President & CEO of Southern Company Services for SCS related matters only.
(2) Direct reports to Chairman, President & CEO of Southern Company.


38

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                              METHODS OF ALLOCATION

The allocation statistics for each of the methods described below were calculated using a three-year rolling average with a one-year lag in implementation; i.e., the 1997 ratios used the average annual statistics for the years 1993, 1994, and 1995. As of January 1, 1998, SCS began using statistics based on a single year rather than a three-year rolling average. The one-year lag feature is being retained; therefore, 1998 allocations are based on 1996 statistics.

     1.     Annual Operating Area Territorial Load Basis

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), will be charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of the Southern electric system, defined as total energy generated plus energy received minus energy deliveried.

     2.     Customer Basis

            Each Client Operating Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of customers is to the total average number of customers of the Southern electric system, other than SEGCO.

     3.     Employee Basis

            Each Client Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of employees is of the total average number of employees of all Client Companies, other than SEGCO. Employee groups not benefiting from the services are not included in the allocation.

     4.     Direct Billing Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable Service Company direct billings is to the total Service Company direct billings.

                                                                          38A


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                              METHODS OF ALLOCATION


     5.     Financial Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of the Southern electric system.

     6.     Fossil Fuel Generation Basis

            Each Client Operating Company will be charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of the Southern electric system.

     7.     Fossil and Hydro Capacity Basis

            Each Client Company will be charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for the Southern electric system.

     8.     Insurance Premium Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of the Southern electric system.

     9.     Net Fixed Assets Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net fixed assets is to the total net fixed assets of the Southern electric system. This method was not used in 1997.

    10.     Number of Nuclear Plants

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of nuclear plants is to the total nuclear plants. This method was not used in 1997.

    11.     Number of Vehicles Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for the Southern electric system.

38B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                              METHODS OF ALLOCATION


    12.     Nuclear Plant Capacity Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its name plate kilowatt capacity of nuclear plants is to the total kilowatt capacity of all nuclear plants. This method was not used in 1997.

    13.     Nuclear Plant Generation Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net generation of nuclear plants is to the total net generation of all nuclear plants. This method was not used in 1997.

    14.     Preferred Stockholder Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of preferred stockholders is to the total preferred stockholders for the Southern electric system. This method was not used in 1997.

    15.     Salary Basis

            Each client company will be charged that percentage of the total service company charges to be distributed by this method which its amount of historical labor is to the total historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    16.     Southern System Basis  (Capitalization)

            Each Client Company will be charged for the charges to be distributed by this method in the ratio of such Client Company's total capitalization to the sum of the total capitalization of all Client Operating Companies.

    17.     System Aircraft

            Passengers on system aircraft are charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares are allocated to all associate companies as an availability fee based on the number of executives at each company.

39
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1997:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 1997, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 5.505% to 5.924%. Interest in the amount of $788,379.35 was accrued on The Southern Company and was billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and our service contracts.

In addition, as of December 31, 1997, Southern Company Services had long-term debt outstanding from various institutions in the amounts of $38,320,592.29. The interest rates on these borrowings ranged from 4.94% to 13.0%. Interest of $5,666,758.03 was accrued and billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.

The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                               $    220,878.53
         Alabama Power Company                                 1,525,031.10
         Georgia Power Company                                 2,889,917.61
         Gulf Power Company                                      373,569.03
         Mississippi Power Company                               325,012.03
         Savannah Electric & Power Company                       157,650.77
         Southern Electric Generating Company                      7,006.00
         Southern Energy, Inc.                                   205,626.03
         Southern Nuclear Operating Company                      422,945.64
         Southern Development & Investment
           Group, Inc.132,940.28
         Southern Communications Services, Inc.                  177,511.40
         Southern Electric Railroad Company                        1,960.21
         Southern Telecommunications Holding Co.                   6,106.61
         Southern Information Holding Co.                            108.23
         Nonassociate                                              8,873.91
                                                              -------------
                                                              $6,455,137.38
                                                              =============

                                                                            40
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997











                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
              Utility Holding Company Act of 1935 and the rules and
              regulations of the Securities and Exchange Commission
               issued thereunder, the undersigned company has duly
              caused this report to be signed on its behalf by the
                 undersigned officer thereunto duly authorized.

                         Southern Company Services, Inc.
                           (Name of Reporting Company)


                          By:
                         (Signature of Signing Officer)

                          /s/ W. Dean Hudson
                         W. Dean Hudson, Vice President, Comptroller
                           and Chief Financial Officer
                          (Printed Name and Title of Signing Officer)


                              Date: April 29, 1998



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